Seadrill Limited

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:    Claudia Rios

Re:	Seadrill Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed March 23, 2023
File No. 333-270071

Dear Ms. Rios:

This letter sets forth the response of Seadrill Limited (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 29, 2023, with respect to the above referenced Registration Statement on Form F-4 (File No. 333-270071) (the “Registration Statement”). The text of the Staff’s comment has been included in this letter for your convenience.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this letter, which reflects these revisions and updates certain other information.

Amendment No. 1 to Form F-4 Filed March 23, 2023

Certain Material Tax Consequences

Material U.S. Federal Income Tax Considerations, page 85

Staff’s Comment: We note your response to prior comment 1, and note that the opinion provided in Exhibit 8.1 states that based upon and subject to certain exceptions, limitations and qualifications, it is counsel’s opinion that insofar as it summarizes U.S. federal income tax law, the discussion set forth in the Registration Statement under the caption “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations” is accurate in all material respects. Please have counsel revise Exhibit 8.1 to state clearly, if true, that the disclosure in such section of the prospectus is counsel’s opinion. See Item 601(b)(8) of Regulatory S-K and for guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has filed as Exhibit 8.1 to Amendment No. 2 an updated opinion of the Company’s counsel, Baker Botts L.L.P., with respect to the material tax consequences of the Merger. Please see Exhibit 8.1 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact David Emmons at (214) 953-6414 and Clinton W. Rancher at (713) 229-1820 of Baker Botts L.L.P.

Sincerely,

/s/ Todd Strickler
Senior Vice President and General Counsel

Via E-mail:

cc:	David Emmons
Clinton W. Rancher
Baker Botts L.L.P.

David P. Elder
Patrick Hurley
Akin Gump Strauss Hauer & Feld LLP

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